Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters to Redeem US$600 Million of Debt Securities

NEW YORK, NY, September 22, 2009 - Thomson Reuters (TSX: TRI; NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced it will exercise its right to redeem approximately US$600 million of outstanding debt securities. Three separate series of securities will be redeemed. Thomson Reuters plans to finance the redemptions through the issuance of new debt securities and/or cash balances.

In October 2009, Thomson Reuters will redeem the following securities:

•	All C$400,000,000 of its outstanding 6.85% medium term notes (MTNs) due June 1, 2011 (CUSIP No. 88490Z AA2),

•	All US$250,000,000 of its outstanding 4.75% notes due May 28, 2010 (CUSIP No. 884903 AU9), and

•	All US$75,000,000 of its outstanding 7.74% notes due December 22, 2010, which were issued in a private placement.

Redemption prices include applicable early repayment premiums as well as accrued and unpaid interest through the redemption dates. The approximately US$600 million of outstanding debt securities to be redeemed reflects the amount expected to be paid by Thomson Reuters after termination of applicable cross currency interest rate swap agreements.

Non-registered holders (banks, brokerage firms or other financial institutions) of the C$400,000,000 6.85% MTNs due 2011 and the US$250,000,000 4.75% notes due 2010 that maintain their interests through CDS Clearing and Depository Services Inc. (CDS) should contact their CDS customer service representative with any questions about the redemptions. Alternatively, beneficial holders with any questions about the redemptions should contact their respective brokerage firm or financial institution which holds interests in the securities on their behalf.

When available, Thomson Reuters will provide the specific total redemption prices for each series of notes in the “Investor Relations” section of its website, wwww.thomsonreuters.com.

This news release is for informational purposes only and is not an offer to buy any securities of Thomson Reuters.

Thomson Reuters to Redeem US$600 Million of Debt Securities

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto Stock Exchange (TSX: TRI) and New York Stock Exchange (NYSE: TRI). For more information, go to www.thomsonreuters.com.

Cautionary Note Concerning Factors That May Affect Future Results

This news release includes forward-looking statements that are based on certain assumptions and reflect Thomson Reuters current expectations. Forward-looking statements are those that are not historical facts and include Thomson Reuters expectations about how it plans to finance the redemptions. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials filed by Thomson Reuters from time to time with securities regulatory authorities. Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

CONTACTS

Fred Hawrysh Senior Vice President, Corporate Affairs +1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations +1.646 223 5288 frank.golden@thomsonreuters.com

Victoria Brough Head of External Affairs, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com